Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months	Pro Forma(3)		Pro Forma(3)
	Ended March	Nine Months Ended March 31,	Fiscal Year Ended June 30,	Fiscal Year Ended June 30,
	31, 2016	2016	2015	2015

Earnings:
Add:
Earnings from continuing operations before income taxes	$206.4	195.4	$438.9	421.9
Fixed charges	30.6	41.6	37.6	54.6
Amortization of capitalized interest	—	—	—	—
Distributed income from equity investees	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—
Less:
Interest capitalized	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	(5.1)	(5.1)	(5.5)	(5.5)
Total	$242.1	242.1	$482.0	482.0
Fixed charges:
Interest expense	$21.1	32.2	$25.4	42.4
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—
Estimate of the interest within rental expense(1)	9.5	9.5	12.2	12.2
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—
Total	$30.6	41.6	$37.6	54.6
Ratio of Earnings to Fixed Charges	7.9	5.8	12.8	8.8

(1)                                 One-third of rental expense under operating leases is assumed to be the equivalent of interest.

(2)                                 Represents the Company’s share of gains (losses) from equity method investments.

(3)                                 The pro forma ratio of earnings to fixed charges for the fiscal year ended June 30, 2015 and for the nine months ended March 31, 2016 are adjusted for the issuance of the $500,000,000 aggregate principal amount of 3.400% Senior Notes due 2026 and the use of proceeds contemplated in the prospectus supplement dated June 21, 2016, filed with the SEC on June 23, 2016.